FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of   April 2006

Commission File Number 001-31890

Orezone Resources Inc.
(Translation of registrant’s name into English)

290 Picton Street, Suite 201 Ottawa, ON K1K 8P8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OREZONE RESOURCES INC.

Date: April 27, 2006	/s/ Ron Little Name: Ron Little Title: President & CEO

EXHIBIT INDEX

1	Notice of Annual and Special Meeting of Shareholders

2	Management Information Circular

3	Form of Proxy

EXHIBIT 1

OREZONE RESOURCES INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT an Annual and Special Meeting (the “Meeting”) of the shareholders of Orezone Resources Inc. (the “Company”) will be held at The Ontario Club, Commerce Court South, 5TH Floor, 30 Wellington Street West, Toronto, Ontario on Wednesday, May 10, 2006, at 4:00 pm (Toronto time) for the following purposes:

(1)	to receive the financial statements of the Company for the fiscal year ended December 31, 2005, together with the auditors’ report thereon;

(2)	to elect directors of the Company;

(3)	to appoint auditors for the fiscal year ending December 31, 2006 and to authorize the directors to fix the auditors’ remuneration;

(4)	to consider, and if thought fit, to pass and approve, with or without amendment, as an ordinary resolution (the text of which is set forth in Schedule A to the Management Information Circular), subject to the approval of the regulatory authorities having jurisdiction over the securities of the Company, an amendment to the 1997-1998 Stock Option Plan of the Company in order to increase the number of shares issuable pursuant to the terms thereof.

(5)	to transact such further or other business as may properly come before the Meeting or any adjournments or postponements thereof.

Accompanying this Notice of Meeting are a copy of the Management Information Circular, a form of proxy and copies of the Annual Report of the Company, the financial statements of Company and Management’s Discussion and Analysis thereon, all for the financial year ended December 31, 2005. The holders of common shares of the Company of record at the close of business on March 31, 2006 are entitled to receive notice of the Meeting.

Shareholders who are unable to attend the Meeting in person are requested to date, sign and return the enclosed form of proxy to the Company’s transfer agent, Computershare Trust Company of Canada , Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M7Y 3J1 in the envelope provided for that purpose not later than 5:00 p.m. (Toronto time) on Tuesday, May 9, 2006 or, if the meeting is adjourned or postponed, no later than 5:00 p.m. (Toronto time) two business days preceding the date to which the Meeting is adjourned or postponed.

In order to be represented by proxy, you must complete and submit the enclosed form of proxy or other appropriate form of proxy.

DATED at Ottawa, Ontario the 30th day of March, 2006.

BY ORDER OF THE BOARD OF DIRECTORS OF OREZONE RESOURCES INC.

_________________________________
Ronald N. Little, President

EXHIBIT 2

OREZONE RESOURCES INC.
(the “Company”)

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This Management Information Circular (the “Circular”) is furnished in connection with the solicitation of proxies by the management of the Company for use at the Annual and Special Meeting of Shareholders of the Company (the “Meeting”) to be held at The Ontario Club, Commerce Court South, 5TH Floor, 30 Wellington Street West, Toronto, Ontario on Wednesday, May 10, 2006, at 4:00 p.m. (Toronto time) and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment(s) or postponement(s) thereof. The solicitation of proxies is expected to be primarily by mail, but may be supplemented by telephone or other personal contact by directors of the Company. The cost of solicitation of proxies will be borne directly by the Company.

APPOINTMENT OF PROXIES

If your intention is not to be present in person at the Meeting, you are asked to complete and return the enclosed form of proxy. The form of proxy must be dated and executed by a registered shareholder or the attorney of such shareholder, duly authorized in writing, and deposited with Computershare Investor Services Inc, Proxy Dept., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 no later than 5:00 p.m. (Toronto time) two business days prior to the Meeting or, if the Meeting is adjourned or postponed, no later than 5:00 p.m. (Toronto time) two business days preceding the date to which the Meeting is adjourned or postponed, or to the Secretary of the Company or Chairman of the Meeting at the time and place of the Meeting.

The persons designated in the form of proxy are directors of the Company. Each shareholder has the right to appoint a person to represent such shareholder at the Meeting, other than the persons designated in the form of proxy. A registered shareholder desiring to appoint some other person to represent such shareholder at the Meeting may do so by striking out the names of the persons designated and by inserting such other person’s name in the blank space provided in the form of proxy or by submitting another appropriate form of proxy. A person acting as proxy need not be a shareholder of the Company.

REVOCATION OF PROXIES

A registered shareholder giving a proxy has the power to revoke it as to any matter on which a vote has not already been cast pursuant to the authority conferred by such proxy and may do so either: (i) by delivering another properly executed proxy bearing a later date to Computershare Investor Services Inc., Proxy Dept., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 no later than 5:00 p.m. (Toronto time) on the last business day prior to the Meeting or, if the Meeting is adjourned or postponed, no later than 5:00 p.m. (Toronto time) on the last business day preceding the date to which the Meeting is adjourned or postponed, or to the Secretary of the Company or Chairman of the Meeting at the time and place of the Meeting; or (ii) by depositing, either with Computershare Investor Services Inc. at the above mentioned address prior to the day of the Meeting or any adjournments or postponements thereof, or with the Secretary of the Company or Chairman of the Meeting at the time and place of the Meeting, or any adjournments or postponements thereof, an instrument in writing revoking the proxy and executed by the registered shareholder or by his attorney duly authorized in writing. If the registered shareholder is a corporation, the instrument must be executed by a duly authorized officer under its corporate seal or accompanied by a corporate resolution authorizing the signature.

VOTING OF SHARES REPRESENTED BY PROXIES

If the enclosed form of proxy is properly completed and submitted in favour of the persons designated in the printed portion thereof, the shares represented by such form of proxy will be voted on any ballot that may be called for and where the person whose proxy is solicited specifies a choice with respect to any matter identified therein, the shares shall be voted in accordance with the specification so made. Where shareholders have not specified in the form of proxy the manner in which the designated proxy holders are required to vote the shares represented thereby as to any matter to be voted on, such shares will be voted on any ballot that may be called for in favour of such matter.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to matters other than those identified in the Notice of Meeting, which may properly come before the Meeting. As of the date hereof, the management of the Company is not aware that any such amendments, variations, or other matters are to be presented for action at the Meeting. If any matters which are not now known to the management of the Company should properly come before the Meeting, then on any ballot that may be called for, the persons appointed as proxy will vote on such matters in a manner as such persons consider to be proper.

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set forth in this section is of significant importance to many shareholders who do not hold their shares in their own name. Only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of shares can be recognized and acted upon at the Meeting. If shares are listed in your account statement provided by your broker, then in almost all cases those shares will not be registered in your name on the records of the Company. Such shares will likely be registered under the name of your broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co., the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms. Shares held by your broker or their nominee can only be voted upon your instructions. Without specific instructions, your broker or their nominee is prohibited from voting your shares.

Applicable regulations require your broker to seek voting instructions from you in advance of the Meeting. Every broker has its own mailing procedures and provides its own return instructions, which you should carefully follow in order to ensure that your shares are voted at the Meeting. Often, the form of proxy supplied by your broker is identical to the form of proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on your behalf. The majority of brokers now delegate responsibility for obtaining instructions from clients to the Independent Investor Communications Corporation. The Independent Investor Communications Corporation mails a scannable Voting Instruction Form in lieu of the form of proxy. You are asked to complete and return the Voting Instruction Form to them by mail or facsimile. Alternatively, you can call their toll-free telephone number to vote your shares. They then tabulate the results of all instructions received and provide appropriate instructions respecting the voting of shares to be represented at the Meeting. If you receive a Voting Instructions Form from Independent Investor Communications Corporation it cannot be used as a proxy to vote the Company’s shares directly at the Meeting as the proxy must be returned to Independent Investor Communications Corporation well in advance of the Meeting in order to have the shares voted.

If you receive either a proxy or a voting instruction form and wish to attend and vote at the Meeting in person (or have another person attend and vote on your behalf), you should strike out the names of the persons named in the proxy and insert yours (or such other person’s name) in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form. In either case, please carefully follow the instructions of your broker, nominee or other service company.

RECORD DATE

The Company has set March 31st, 2006 as the record date for the Meeting. Only shareholders of record as at that date are entitled to receive notice of the Meeting. Nevertheless, failure to receive the notice does not revoke the shareholder’s right to vote at the Meeting.

AUTHORIZED CAPITAL, VOTING SHARES AND PRINCIPAL HOLDERS

The authorized capital of the Company consists of an unlimited number of common shares (the “Shares”), of which 132,862,641 Shares are issued and outstanding as at the date hereof. Each issued and outstanding Share is entitled to one vote. Only persons who are shareholders of record at 5:00 p.m. (Toronto time) on March 31st, 2006, will be entitled to attend and vote at the Meeting, in person or by proxy, except to the extent that any shareholder transfers any of his or her shares prior to the Meeting. In such case, a transferee of shares shall be entitled to vote at the Meeting if he or she produces properly endorsed certificates for such shares or otherwise establishes that he or she owns the shares and has demanded not later than 10 days before the Meeting that his or her name be included on the list of shareholders entitled to vote at the Meeting.

To the knowledge of the directors and senior officers of the Company, no persons or companies beneficially own, directly or indirectly or exercise control or direction over Shares carrying more than 10% of the voting rights attached to all outstanding Shares.

ANNUAL MEETING MATTERS

Election of the Directors

The Board of Directors of the Company is comprised of five members. The persons designated in the enclosed form of proxy intend to vote for the election, as directors of the Company, the nominees whose names are set forth below. Management does not contemplate that any nominee will be unable or unwilling to serve as a director, but if that should occur for any reason prior to the Meeting, the persons designated in the enclosed form of proxy reserve the right to vote for another nominee in their discretion. Each director elected will hold office until the next annual meeting or until a successor is duly elected or appointed, unless his office is earlier vacated in accordance with the By-laws of the Company.

The following table sets forth the names of the nominees, their respective principal occupation, the date they became a director and the number of shares beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them as at the date hereof.

Name, Office Held and Residence	Director Since	Shares Over Which Control is Exercised	Principal Occupation

Ronald Little	03-02-95	1,621,524	President and Chief Executive Officer
President and Director			of the Company
Ottawa, Ontario

David Netherway *	07-18-02	110,000	Mining Consultant
Director
Middlesex, United Kingdom

Paul Carmel*^	05-11-05	20,000	Investment Manager
Director			Natural Resources
Montreal, PQ			Caisse de depot et placement du Quebec

Michael Halvorson+ ^	06-05-03	917,705	President of Halcorp Capital Ltd.
Director
Edmonton, Alberta

Peter Allen *+	05-07-04	Nil	President of Mercator Investments
Director			Limited
Toronto, Ontario

*	Members of the Audit Committee.
+	Members of Corporate Governance Committee
^	Member of the Compensation Committee

Ronald Little is a professional engineer. He has been President and a Director of the Company since 1995. Formerly, he acted as Vice-President — Operations of the Company. Mr. Little has more than 15 years of experience, at senior levels, in mineral exploration, mine development and mine operations. Most of his experience was gained with major Canadian mining companies and included several international projects.

David Netherway is a Mining Engineer with nearly 30 years of experience, 15 of which were spent in West Africa, mainly Guinea and Ghana. He has been associated with Golden Shamrock Mines Ltd., Ashanti Gold Fields Limited, Nevsun Resources Ltd., Semafo Inc. and Afcan Mining Corp.

Paul Carmel is a professional mining engineer and has 20 years of experience in the mining sector both in industry and in the capital markets. He is currently Investment Manager, Natural Resources with the Caisse de dépôt et placement du Québec and was previously Vice President and Director of Sentient Asset Management Canada, a global mining investment fund and Vice President and Senior Gold Analyst at UBS Securities.

Michael Halvorson is President of Halcorp Capital Ltd., a private investment corporation. He has an extensive background in financing natural resource exploration companies, has over 35 years experience in capital markets and is a director of a number of other public companies.

Peter Allen is President of Mercator Investments Limited, a private venture capital company.  Until 1994, Mr. Allen was President and Chief Executive Officer of Lac Minerals, Ltd., the third largest gold producer in North America. He transformed a small mining company into a major mining and trading business starting from its gold mining business and diversifying into base metals. Mr. Allen has significant experience in the financial and commodities industries. Mr. Allen received his B.A.Sc. (Civil) from the University of Toronto.

Appointment of Auditors

Management of the Company proposes that PricewaterhouseCoopers LLP, Chartered Accountants, be appointed as auditors of the Company until the close of the next annual meeting of shareholders, and that the directors be authorized to fix their remuneration. PricewaterhouseCoopers LLP were initially appointed auditors of the Company at the Annual and Special Meeting of Shareholders held on June 17, 2004. Unless such authority is withheld, the persons named in the accompanying proxy will vote FOR the reappointment of Pricewaterhouse Coopers LLP, Chartered Accountants, as auditors of the Company, and to authorize the directors to fix their remuneration.

SPECIAL MEETING MATTERS

Amendment to the 1997-1998 Stock Option Plan

The Company currently has a Stock Option Plan (the “Plan”), established on September 29, 1997 by the Board of Directors of the Company and ratified by the shareholders on November 21, 1997, pursuant to which options may be granted to directors, officers, employees and persons providing ongoing services to the Company and its subsidiaries (the “Admissible Persons”). Additional disclosure regarding the Plan is contained within the section entitled “Securities Authorized for Issuance under Stock Option Plan,” contained herein. The Plan has been amended with the approval of shareholders on several occasions such that the number of options that the Company may currently grant under the Plan is 10,200,000

As of March 31, 2006, only 243,550 options remain to be granted under the Plan and the Company wishes to increase the number of options that may be issued in order to continue to attract and motivate Admissible Persons. The Company requests that its shareholders pass an ordinary resolution which is attached as Schedule “A” hereto, to approve, ratify and confirm the resolution of the Board of Directors adopted on March 30, 2006 under which the number of options that may be granted pursuant to the Plan be increased by 2,000,000 from 10,200,000 to 12,200,000. As of March 31, 2006, 3,557,950 shares had been issued as a result of options already exercised under the Plan and therefore 8,642,050 shares, or 6.5 per cent of the currently issued and outstanding shares, could be issued if this amendment is approved and all options authorized are issued and exercised.

In order for the amendment to the Plan to be effective, a shareholder resolution approving the amendment must be passed by a majority of the votes cast in respect thereof.

STATEMENT OF EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth information concerning the annual and long-term compensation earned during the last three financial years in respect of the individuals who were, at December 31, 2005, the President and Chief Executive Officer and the Chief Financial Officer and the next three executive officers of the Company who earned in excess of CAD $150,000 (the “Named Executive Officers”). All dollar figures are in Canadian dollars.

	Annual Compensation				Long-Term Compensation

					Securities Awarded

Name/Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Options Granted (#)	Restricted Shares Awarded ($)	LTIP Payouts ($)	All Other Compensation ($)

Ronald Little	2005	165,000	50,000	$ 10,000	200,000	—	—	—
President and CEO	2004	165,000	35,000	—	—	—	—	—
	2003	162,450	—	—	1,000,000	—	—	—

Gregory Bowes	2005	124,167	30,000	—	250,000	—	—	—
Chief Financial	2004	98,903	19,000	—	300,000	—	—	—
Officer	2003	—	—	—	—	—	—	—

Option Grants During The Most Recently Completed Financial Year

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date

Ron Little	200,000	15.1	$1.40	$1.40	May 16, 2015
President and CEO

Gregory Bowes	100,000	7.5	$1.40	$1.40	May 16, 2015
Chief Financial	150,000	11.3	$2.00	$1.96	Dec. 20, 2015
Officer

Aggregated Options Exercised in the most recent
Financial Year and Financial Year-End Option Values

The following table summarizes the value of the unexercised options held by the Named Executive Officers of the Company. The value of the unexercised in-the-money options at the fiscal year end is the difference between the exercise or base price of the options and the fair market value of the underlying shares on December 30, 2005 which was CAD $2.15 per common share. These options have not been, and may not be, exercised and actual gains, if any, on exercise will depend on the value of the underlying shares on the date of exercise.

Name	Common Shares Acquired on Exercise (#)	Aggregate Value Realized	Unexercised Options at Financial Year End (#) Exercisable / Unexercisable	Value of Unexercised In-the-Money Options at the Financial Year End ($) Exercisable / Unexercisable

Ron Little
President and CEO	Nil	Nil	1,825,000 /200,000	$3,227,750/$150,000

Gregory Bowes
Chief Financial Officer	40,000	$41,250	260,000/250,000	$269,000/$97,500

The Company has no employment contracts in place with the Named Executive Officers. The Company is considering such agreements and is in discussions with the Named Executive Officers regarding employment agreements.

The Company’s executive compensation program and stock options are administered by the Compensation Committee, made up of independent members of the Board of Directors. The members of the Compensation Committee are Mr. Carmel and Mr. Halvorson.

Report on Executive Compensation

The Compensation Committee reviews the Company’s executive compensation and stock option policies and the compensation paid to the Chief Executive Officer and other officers of the Company. The Committee reports to the board of directors in its entirety for final approval. The Committee also reviews the design and competitiveness of the Company’s compensation, stock option and benefit programs generally.

The compensation of executive officers is composed primarily of three elements: a base salary, potential bonus’ and the allocation of incentive stock options. The Compensation Committee establishes the levels of remuneration taking into consideration level of expertise, length of service to the Company, responsibilities, individuals’ performance and comparable salaries paid for similar executive positions of other companies of comparable size and at the same stage of development.

Shareholder Return Performance Graph

The Chart below compares the total cumulative shareholder return over the last five calendar years assuming CAD $100 was invested in the Shares on December 31, 2000 with the total cumulative return on CAD $100 invested in the S&P/TSX Composite Index over the same period.

Compensation of Directors

The following relates to the directors of the Company and each of its subsidiaries. Effective May 11, 2005 the Company adopted a policy of paying directors who are not officers of the Company an annual fee of $15,000 plus $500 for each Board or committee meeting attended. The Chairman of the Audit Committee receives an additional $5,000 per year and the members of the Audit Committee each receive an additional $2,500 per year. The Chairmen of the Compensation and Corporate Governance Committees each receive an additional $3,000 per year and the members of the Compensation and Corporate Governance Committees each receive an additional $1,500 per year. Payments to Directors in 2005 were pro-rated from May 11, 2005 to the end of the year. During the year ended December 31, 2005 amounts payable to non-executive directors, including directors of subsidiaries of the Company under these arrangements, totaled $64,673. All directors receive reimbursement for reasonable out of pocket expenses related to their attendance at meetings or other expenses uncured for Company purposes. All dollar amounts are expressed in Canadian dollars.

The following table sets forth stock options granted during the fiscal year ended December 31, 2005 to directors who are not Named Executive Officers, as a group including directors of the Company’s subsidiaries.

Name	Securities Under Options Granted	% of Total Options Granted in Fiscal Year	Exercise of Base Price ($CAD/Security)	Market value of Securities Underlying Options on Date of Grant

Directors who are not	150,000	9	1.40	1.40
named Executive Officers	50,000	3	1.40	1.40

The following table sets forth the details of all exercises of stock options during the year ended December 31, 2005 by directors who are not Named Executive Officers, including directors of the Company’s subsidiaries, as well as the financial year end value of the unexercised options on an aggregate basis. All dollar amounts are expressed in Canadian dollars.

Name	Securities Acquired on Exercise (1)	Aggregate Value Realized (2)	Unexercised Options at FY-End	Value of Unexercised in-the Money Options at FY-End (3)

Paul Carmel	—	—	150,000	$112,500

Peter Allen	—	—	300,000	$315,000

Mike Halvorson	—	—	625,000	$968,000

David Netherway	100,000	$ 144,000	325,000	$600,000

1)	Number of Common shares acquired on the exercise of stock options.
2)	Calculated using fair market value of common shares on the TSX on the date of exercise, less the exercise price of the stock options.
3)	Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on the TSX on December 30, 2005, less the exercise price of the in-the-money stock options.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

No director, executive officer or senior officer of the Company, or any associates of such persons, are indebted to the Company and no indebtedness of such persons is the subject of a guarantee, support agreement, letter of credit or other similar arrangement provided by the Company.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER STOCK OPTION PLAN

The Company has a stock option plan (the “Plan”) under which options have been granted and have not yet been exercised. The Plan was created for the benefit of the directors, officers and employees of the Company, or any of its subsidiaries, as well as persons providing ongoing services to the Company or any of its subsidiaries (the “Admissible Persons”). The objective of the Plan is to create an incentive for Admissible Persons, by offering them the possibility of acquiring participation in the Company through the purchase of Shares of the Company under the Plans.

The exercise price, terms, and conditions of the options are established by the directors in accordance with the policies of the regulatory authorities having jurisdiction over the securities of the Company. The Plan provides that the exercise price of the options granted is determined by the Board of Directors but cannot be lower than the closing market price on the day before the grant and if there were no transactions that day, the price cannot be lower than the average of the bid and ask prices.

The number of common shares issuable to insiders under the Plan, together with any other previously established or proposed share compensation arrangements, cannot exceed 10% of the Company’s issued and outstanding common shares at any time. The number of common shares issued to insiders under the Plan, together with any other previously established or proposed share compensation arrangements, within any one-year period shall not exceed 10% of the Company’s issued and outstanding common shares. The maximum number of Optioned Shares which may be issued to any one insider under the Plan, together with any other previously established or proposed share compensation arrangements, within a one year period shall not exceed 5% of the Company’s issued and outstanding common shares.

The Board of Directors sets the term of the options, which cannot exceed 10 years. For greater clarity, the Board of Directors adopted a resolution on March 30, 2006 amending the Plan to specifically state that the authority of the Board of Directors to set the terms, conditions and limitations of options includes determining vesting conditions. Options terminate 30 days after an optionee ceases to be an Admissible Person or after 60 days in the event that the optionee ceases to be an Admissible Person by reason of retirement, disability or death, unless sooner terminated in accordance with the terms, conditions and limitations of the option. Options are non-assignable and non-transferable. The Board may terminate the Plan at any time with respect to common shares not yet subject to option, or amend the Plan at any time subject to obtaining any required approvals from applicable stock exchanges or regulatory authorities. On a number of occasions the Board has sought shareholder approval to increase the number of shares issuable under the Plan as the number of outstanding common shares has increased, and to retain the flexibility to reward existing employees and to attract new employees when the number shares has neared the maximum issuable under the Plan. At the 2006 Annual and Special Meeting, Shareholders are being asked to approve an increase in the number of shares authorized for issuance under the Plan from 10,200,000 to 12,200,000. Additional disclosure regarding this resolution is contained within the section entitled “SPECIAL MEETING MATTERS”.

The following table sets forth details of the Plan as at March 31, 2006. The weighted average exercise price of outstanding options is CAD $0.77.

	Securities to be issued upon exercise of outstanding options	Securities exercised since inception of incentive stock option plan	Securities available for future issuance under incentive stock plan	Securities approved by shareholders since inception of option plan

Number	6,398,500	3,557,950	243,550	10,200,000

Percentage of shares	4.8	2.7	0.2	7.7
issued and outstanding

MANAGEMENT CONTRACTS

The Company does not have any management contracts with its officers and directors. However, the Compensation Committee is reviewing this situation and it is intended to put senior management contracts in place during 2006.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Company’s corporate governance practices are as follows:

Board of Directors
The majority of the Board of Directors are independent. The four directors who are independent are Mike Halvorson, David Netherway, Paul Carmel and Peter Allen. Ron Little is President & CEO and is not independent.

Ron Little is a director of Everton Resources Inc. and Majescor Resources Inc.

Mike Halvorson is also a director of Gentry Resources Ltd., Esperanza Silver Corporation, Radiant Resources Inc., Canadian Gold Hunter Corp., Viceroy Exploration Ltd., Strathmore Minerals Corp. and NovaGold Resources Inc.

David Netherway is also a director of KazakhGold Group Limited and GMA Resources plc.

Paul Carmel is a director of Beaufield Resources Inc.

The Board of Directors held five meetings during 2005. Mr. Little attended all meetings and Messrs. Halvorson, Netherway and Allen each attended four meetings. Mr. Carmel attended all four meetings that were held subsequent to him becoming a director. At each Board of Directors meeting the independent directors also meet without management present. During the year a number of informal discussions are held between management and the Board of Directors, and between Board members, and some resolutions are passed through the use of unanimous consent resolutions.

The Board of Directors does not currently have a Chairman due to the small size of the Board of Directors, the Company still being at the exploration and development stage, and the fact that all independent directors are senior and experienced members of the mining and exploration industry. Each of the independent directors provides leadership and direction according the circumstances.

2.    Board Mandate
The Mandate of the Board of directors is attached hereto as Appendix B.

3.    Position Descriptions
The Company has developed an Audit Committee Charter and a Board of Directors Mandate to further define the responsibilities of Board members but has not felt it necessary to develop position descriptions for the chair of each committee of the Board of Directors due to the small size of the Company and its Board of Directors, the stage of the Company’s development, and to enable the Board and its committees to operate in an efficient and flexible manner.

The Company also does not have a written position description for the CEO due to the size of the Company and its stage of development. The Board of Directors will consider developing s position description for the CEO as the Company grows and evolves.

4.    Ethical Business Conduct
The Company’s Code of Business Conduct can be viewed on the Company’s website or a copy can be obtained by contacting the Company. The Company has also instituted a “whistleblower” program whereby infractions can be reported to the Chair of the Audit Committee. This policy has been distributed to employees and can be viewed on the Company’s website.

No material change report has been filed that pertains to any conduct of a director or executive officer that constitutes a departure from the Code of Business Conduct.

Any director or executive officer that has a material interest in a transaction or agreement that is being considered by the Company is required to declare a conflict of interest and is excluded from voting and from the decision making process with respect to that issue.

5.    Nomination of Directors
The Board of Directors as a whole, which consists of four independent directors and one non-independent director, reviews the composition of the Board and its committees and recommends changes, if appropriate, evaluates potential candidates and proposes nominees.

6.    Compensation
The Company’s Compensation Committee consists of Mr. Carmel and Mr. Halvorson, both of whom are independent directors. In determining compensation levels for directors and officers the Compensation Committee assesses the age, experience and qualifications of the individuals involved, reviews industry standards for companies at a comparable stage of development and evaluates these factors in light of corporate resources, objectives and performance. The Compensation Committee then makes a recommendation to the full Board with respect to salaries, stock options, bonus’ and director’s fees and the full Board makes the final decision with all conflicts declared in advance.

No compensation consultant or advisor has been retained by the Company to date.

7. Other Board Committees
The Company also has a Corporate Governance Committee which consists of Mr. Halvorson and Mr. Allen, and an Audit Committee which consists of Mr. Netherway, Mr. Allen and Mr. Carmel, all of whom are independent directors. The Corporate Governance Committee is responsible for monitoring the company’s Code of Business Conduct and Board Mandate, for reviewing the Board’s performance and related party transactions, and for engaging outside consultants when deemed necessary.

8. Assessments
The Company has a relatively small Board of Directors which provides the opportunity for all directors to actively interact and to become familiar with one another. Any issues with respect to effectiveness and contribution readily become apparent in this environment and are brought to the attention of the Board by the director concerned.

INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS
AND MATTERS TO BE ACTED UPON

Except as indicated under the heading “Summary Compensation Table”, no insider of the Company is or has been involved, directly or indirectly, in material transactions during the financial year ended December 31, 2005, or in any contemplated transaction that had or could have a material effect on the Company.

PROPOSAL BY SHAREHOLDERS

Pursuant to the Canada Business Corporations Act, resolutions intended to be presented by shareholders for action at the 2006 Annual Meeting must comply with the provisions of the Act and be deposited at the Company’s head office not later than December 31, 2005 in order to be included in the Management Information Circular relating to such Annual Meeting.

APPROVAL OF CIRCULAR

The Board of Directors of the Company has approved the contents of the Management Information Circular and its sending to the shareholders.

Ottawa, Ontario, March 31, 2006

OREZONE RESOURCES INC.

Per:

Ronald N. Little, President

APPENDIX “A”

AMENDMENT TO THE 1997-1998 STOCK OPTION PLAN

“Resolved,  as an ordinary resolution of the shareholders, that the number of options that the
Corporation may grant under the Plan be increased from 10,200,000 to 12,200,000 and that such resolution is hereby approved, ratified and confirmed.”

APPENDIX “B”

BOARD MANDATE

I.   Purpose and Mandate
The Board of Director’s primary responsibilities are the development of policies and procedures by which the business and affairs of the Company are managed, and the supervision of management with respect to the implementation and adoption of those policies and procedures. Directors are guided by applicable corporate laws, by Canadian and US regulatory requirements, and by the duties and responsibilities agreed to and approved by the Board, and are accountable to shareholders of the Company.

All material transactions must be reviewed and approved by the Board prior to implementation. Any responsibility that is not delegated to senior management or to a Board committee remains with the full Board. The Board’s responsibilities include providing guidance to management and reviewing and if thought fit approving, the opportunities presented by management. The Board relies on management for the identification, analysis and presentation of opportunities, preparation of regular reports, and provision of the support, information and analysis necessary for the Board to effectively fulfill its obligations.

The Board has the responsibility to participate with management in developing and approving the Company’s mission statement, its objectives and goals, the strategic plans relating thereto, and monitoring subsequent performance against those plans, objectives and goals.

The Board’s Mandate also includes identifying risks with respect to the Company’s business, ensuring the implementation of appropriate measures to mitigate those risks, monitoring management, reviewing quarterly financial performance and ensuring the timely disclosure of material transactions both through the issuance of news releases and inclusion in the financial statements.

The number of Board of meetings held annually, as well as the related agenda, will reflect the level and nature of the Company’s activities. Approvals evidenced through the use of unanimous consent resolutions will be used where appropriate.

The individual performance of each director and the collective performance of the Board of Directors as a whole will be evaluated on an ongoing and continual basis.

All Directors will be expected exercise their duties and responsibilities in a manner that is consistent with this mandate and with the best interests of the Company and its shareholders.

II.    Composition
The Board of Directors shall consist of five members, the majority of whom are unrelated and independent. The Board in conjunction with the Corporate Governance committee can elect to increase the size of the Board if and when appropriate.

III.    Independence From Management.
All committees of the Board shall be made up of independent directors.

The Company’s Audit, Compensation and Corporate Governance Committees are authorized to engage the assistance of outside advisers at the Company’s expense.

IV.    Specific Responsibilities and Duties.
The Board’s mandate includes the following specific duties and responsibilities:

1.	Reviewing and approving any proposed changes to the Company’s memorandum or articles.

2.	Taking appropriate action with respect to any take-over bid, proposed merger, amalgamation, arrangement, acquisition of all or substantially all of the assets of the Company, or any similar form of business combination, including the approval of any agreements, circulars or other documents in connection therewith.

3.	Approving distributions to shareholders.

4.	Approving any offerings, issuances or repurchases of share capital or other securities.

5.	Approving the establishment of credit facilities and any other long-term commitments.

6.	Selecting, appointing, evaluating and if necessary terminating, the CEO.

7.	Succession planning and other human resource issues. The appointment of all corporate officers requires Board authorization.

8.	Approving the compensation of senior executive officers, including performance bonus plans and stock options.

9.	Adopting a strategic planning process, approving strategic plans, and monitoring performance against those plans.

10.	Reviewing and approving annual operational budgets, capital expenditures and corporate objectives, and monitoring performance relating thereto.

11.	Reviewing policies and procedures to identify business risks, and ensuring that systems and measures are in place to mediate identified risks.

12.	Ensuring that the Company’s internal control and management information systems are effective.

13.	Approving the financial statements, MD&A, AIF, 40F and Notice of Meeting and Information Circular, and making a recommendation to shareholders for the appointment of auditors.

14.	Approving the Company’s code of business ethics, which includes a communications policy for the Company and monitoring its application.

15.	Assessing the contribution of the Board, committees and all directors annually, and planning for succession of the Board.

16.	Arranging formal orientation programs for new directors, where appropriate.

18.	Implementing and monitoring of a Code of Business Conduct.

19.	Defining the duties and the limits of authority of senior management, including approving a position statement for the Chief Executive Officer.

20.	Health and safety and environmental policies and ensuring the implementation of systems to comply with these policies and all relevant laws and regulations.

21.	Overseeing public disclosure policy and approving all major corporate communications prior to release.

V.   Director’s Remuneration and Expenses
Directors’ remuneration is fixed by the Board upon the recommendation of the Compensation Committee. The Directors are also entitled to be reimbursed for reasonable traveling and other expenses properly incurred by them in attending meetings of the Board or any committee thereof or in connection with their services as Directors.

VI.    Board Meeting Process
The powers of the Board may be exercised at a meeting for which proper notice has been given and at which a quorum is present or, in appropriate circumstances, by a unanimous consent resolution signed by all directors.

Meetings
Quarterly meetings of the Directors will be called by the Corporate Secretary unless otherwise directed by the Board. Additional meetings will be called as circumstances require. Any Director may call a meeting of the Board at any time.

Notice of Meeting
Reasonable notice of the time and place of each meeting shall be given by email, mail, telephone or fax. A notice of meeting of directors need not specify the purpose of or the business to be transacted at the meeting except where the Act requires such purpose of business to be specified.

Quorum
The quorum for the transaction of business at any meeting of the board shall be a majority of directors or such other number of Directors as the Board may from time to time determine according to articles of the Company.

Voting
At all meetings of the Board every resolution shall be decided by a majority of votes cast on the resolution and in case of any equality of votes, the Chairman has a second casting vote. Alternatively, the Chairman can abstain from voting.

Order of Business
The Board shall endeavor to conduct its business effectively and efficiently. Accordingly, it shall be normal procedure to provide Directors with the agenda and materials at least five business days ahead of time in order that they may arrive at the meeting fully prepared.

Minutes of the meetings
A secretary shall be named for each Board and Committee meeting and minutes will be circulated at lease one week before the next meeting. Minutes of the committee meetings will be given to each Board member.

EXHIBIT 3

Proxy

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF
OREZONE RESOURCES INC. (the “Company”)
TO BE HELD AT THE ONTARIO CLUB, COMMERCE COURT SOUTH, 5TH FLOOR, 30 WELLINGTON STREET WEST, TORONTO, ONTARIO
ON WEDNESDAY, MAY 10, 2006, AT 4 P.M. (EST).

The undersigned registered shareholder (“Registered Shareholder”) of the Company hereby appoints Ronald Little, the President and Chief Executive Officer of the Company, or INSTEAD OF HIM ___________________________________________ as proxyholder for and on behalf of the Registered Shareholder with full power of substitution, to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein. Resolutions (For full detail of each item, please see the enclosed Notice of Annual Meeting and Information Circular )

For	Withhold

1. To elect as director, RONALD LITTLE	__________	__________

2. To elect as director, MICHAEL HALVORSON	__________	__________

3. To elect as director, PAUL CARMEL	__________	__________

4. To elect as director, DAVID NETHERWAY	__________	__________

5. To elect as director PETER ALLEN	__________	__________

6 To appoint PriceWaterhouseCoopers, Chartered Accountants as auditors of the Company for the ensuing fiscal year ending December 31, 2006 and to authorize the directors to fix the auditors' remuneration.	For __________	Against __________

7. To consider and, if thought fit, to pass and approve, with or without amendment, as an ordinary resolution (the text of which is set forth in Schedule A to the Information Circular), subject to the approval of the regulatory authorities having jurisdiction over the securities of the Company, an amendment to the 1997-1998 Stock Option Plan of the Company in order to increase the number of shares issuable pursuant to the terms thereof.	For __________	Against __________

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE:      _____________________________________________

Please Print Name:     _________________________________________

Date:     ___________________________________________________

Number of shares represented by proxy:    _________________________

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

INSTRUCTIONS FOR COMPLETION OF PROXY

1.	This Proxy is solicited by the Management of the Company.

2.	This form of proxy (“Instrument of Proxy”) must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.	If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy with the date which is seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder.

4.	A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person may simply attend the Meeting in person and register with the scrutineers before the Meeting begins.

5.	A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions may do the following:

(a)	appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is, or both choices are, specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

OR

(b)	appoint another proxyholder, who need not be a Registered Shareholder of the Company, to attend and vote according to the Registered Shareholder’s instructions, by striking out the management proxyholder names shown and inserting the name of the person the Registered Shareholder wishes to represent the Registered Shareholder at the Meeting in the space provided for an alternate proxyholder. If no choice is, or both choices are, specified, the proxyholder appointed by the Registered Shareholder has discretionary authority to vote as the proxyholder sees fit.

6.

The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior Instrument of Proxy.

To be represented at the Meeting, this proxy form must be received at the office of Computershare Trust Company of Canada by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof. The mailing address is:

Computershare Trust Company of Canada
Proxy Dept. P.O. Box 18210
Stn BRMB
Toronto Ontario M7Y 3J1
Fax:  Within North American:   1-866-249-7775    Outside North America:   (416) 263-9524